UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-            .

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated April 26, 2007.

2.               Announcements regarding transactions in ABB Ltd’s securities made by the directors or members of the Executive Committee.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statement on Form S-8 (Registration No. 333-129271).

Press Release

Q1 net income up by 163 percent

•                  Continued strong demand for reliable power and industrial efficiency

•                  Record EBIT and EBIT margin (13.2%) on volume growth and operational improvements

•                  Cash from operations above $300 million

•                  Oil, gas and petrochemicals business moved to discontinued operations

Zurich, Switzerland, April 26, 2007 — ABB’s first-quarter net income rose 163 percent to $537 million from $204 million in the same period of 2006, driven primarily by continued strong market demand and further operational improvements.

Earnings before interest and taxes (EBIT) increased 67 percent from a year earlier, to $822 million. The EBIT margin, or EBIT as a percentage of revenues, increased to a record 13.2 percent from 9.6 percent.

Orders rose 26 percent (20 percent in local currencies), spurred by demand for reliable electricity supplies in both mature and emerging markets, as well as global industrial demand for technologies to improve energy efficiency and productivity. Revenues rose 21 percent (15 percent in local currencies) to $6.2 billion on both high product sales in the quarter and progress on executing the strong order backlog. Not included in the revenue comparison is $237 million in the first quarter of 2007 from the ABB Lummus Global business that was reclassified to discontinued operations (Q1 2006: $208 million).

“Our operational improvements and global reach are paying off,” said Fred Kindle, ABB President and Chief Executive Officer. “We are positioned to capture the strong worldwide demand for technologies to deliver reliable power, increase productivity and save energy. All five divisions and every region, particularly Europe, contributed to our strong start to the year.”

2007 Q1 key figures	Q1 07	Q1 06(1)	Change
$ millions unless otherwise indicated			US$	Local
Orders	8,639	6,859	26%	20%
Order backlog (end March)	18,515	13,088	41%	34%
Revenues	6,215	5,139	21%	15%
EBIT	822	492	67%
as % of revenues	13.2%	9.6%
Net income	537	204	163%
as % of revenues	8.6%	4.0%
Basic net income per share ($)	0.25	0.10
Cash flow from operating activities	303	39

(1)             Adjusted to reflect the reclassification of activities to discontinued operations

Summary of Q1 2007 results

Orders received and revenues

The strong order growth in the first quarter was led by continued demand for improved power infrastructure across all regions. Orders in the Power Products and Power Systems divisions grew 41 and 38 percent, respectively (local currencies: 35 and 30 percent) during the quarter compared to the same period in 2006. Demand was strong for transformers and substations. Industrial markets also remained robust in the first quarter, driven mainly by the metals and marine sectors. This resulted in a 24-percent increase in orders (local currencies: 16 percent) in the Automation Products division, especially for energy-saving motors and drives. Order growth was modest (flat in local currencies) in Process Automation due to the timing of large order awards, primarily in the oil and gas sector. Orders in the Robotics division also increased, led by demand from general industry.

Regionally, orders in Europe rose 31 percent (20 percent in local currencies), reflecting both power infrastructure investments and overall economic strength. Order growth was strongest in Germany, Spain, Italy and Russia. Strong markets in North and South America, especially in the power sector, resulted in a 25 percent increase in orders from the Americas (24 percent in local currencies), led by the U.S. and Brazil. Orders in Asia grew 22 percent (18 percent in local currencies) and continued to benefit from rapid economic development in China and India. High oil prices supported demand in the Middle East and Africa where orders increased 16 percent (14 percent in local currencies).

The volume of large orders (more than $15 million) rose 36 percent (32 percent in local currencies) in the first quarter and base orders (less than $15 million) were up 25 percent (18 percent in local currencies). Large orders represented 13 percent of total orders in the first quarter of 2007, slightly higher than the first quarter of 2006 but below the exceptionally high levels seen in the fourth quarter of 2006. The order backlog at the end of March was $5.4 billion higher (41 percent in U.S. dollars and 34 percent in local currencies) than at the end of the first quarter of 2006 and $2.6 billion higher (up 16 percent in both U.S. dollars and local currencies) than at the end of 2006.

The 21 percent increase in revenues (15 percent in local currencies) is primarily the result of strong product sales in the quarter as well as the execution of orders from the backlog.

Earnings before interest and taxes

All divisions increased their EBIT and EBIT margins in the first quarter of 2007, mainly through higher volumes and capacity utilization, as well as improved selection and execution of large projects. Other operational improvements, including more efficient supply management and increasing production and engineering capacity in lower cost countries, were further factors in the EBIT and EBIT margin improvement. EBIT in the quarter also benefited from a lower level of restructuring and other charges, such as those related to the transformer consolidation program, compared to the same quarter in 2006.

Discontinued operations

A small profit was recorded in the first quarter of 2007 in discontinued operations. This includes income from the ABB Lummus Global oil, gas and petrochemicals business, which was reclassified into discontinued operations from Non-core activities. The reclassification reflects ABB’s expectation to sell the business. (Please refer to Appendix I for more detail on ABB Lummus Global’s first-quarter results.) The sale of ABB’s Building Systems business in Germany, announced in February of this year, was completed on April 12, 2007. Discontinued operations in the first quarter of 2006 included an approximately $90 million negative impact from the mark-to-market accounting treatment of ABB shares held for the Combustion Engineering asbestos settlement.

Cash flow

Cash flow from operations improved significantly in the first quarter, mainly reflecting earnings growth. Net working capital as a share of revenues increased to 12.2 percent in the first quarter from 11.3 percent in the same quarter a year ago, mainly the result of higher inventories to execute orders received in recent quarters that have not yet flowed through to revenues, as well as higher receivables.

Balance sheet

Cash and marketable securities increased, primarily the result of higher cash-effective earnings. Following the conversion during the first quarter of 79 percent of the company’s 1-billion Swiss franc convertible bonds maturing in 2010, total debt decreased by approximately $650 million and equity increased by a similar amount. As the result of the bond conversion and the strong net income in the quarter, ABB’s gearing(1) at the end of March 2007 decreased to 26 percent from 34 percent at the end of 2006.
Net cash(2) amounted to $2.3 billion at the end of March 2007 compared to $1.5 billion at the end of the previous quarter.

(1)             The gearing ratio is calculated as total debt divided by the sum of total debt and equity, including minority interest.

(2)             Net cash is calculated as the sum of cash and equivalents and marketable securities and short-term investments, less total debt.

Credit rating increase

On April 23, 2007, Standard & Poor’s raised ABB’s long-term corporate credit rating from BBB+ to A-, with a stable outlook. It was the third increase by Standard & Poor’s on ABB’s credit rating since the beginning of 2006.

Divisional performance Q1 2007

Power Products division	Q1 07	Q1 06(1)	Change
$ millions unless otherwise indicated			US$	Local
Orders	3,257	2,310	41%	35%
Order backlog (end March)	6,188	4,202	47%	40%
Revenues	2,060	1,463	41%	35%
EBIT	317	173	83%
as % of revenues	15.4%	11.8%
Cash flow from operating activities	87	61

(1)             Adjusted to reflect the reclassification of activities to discontinued operations

Order growth remained very strong in the first quarter. Both base and large orders increased and orders were up in all businesses and regions. Transformer orders grew strongest, driven by demand in the U.S., Brazil, Germany and Spain. Large orders from eastern Europe and the Middle East for switchgear used in high-voltage substations also contributed to the order growth.

Revenues grew significantly in all businesses on increased productivity, a higher initial order backlog and price increases in some product areas to compensate for higher raw material costs. There were no expenses in the first quarter of 2007 related to the transformer consolidation program announced in 2005 (first quarter 2006: $17 million).

EBIT and EBIT margin rose, mainly reflecting the improved cost efficiency of higher factory loadings, operational improvements and lower transformer consolidation costs.

Power Systems division	Q1 07	Q1 06	Change
$ millions unless otherwise indicated			US$	Local
Orders	1,797	1,306	38%	30%
Order backlog (end March)	6,357	4,417	44%	35%
Revenues	1,154	1,012	14%	8%
EBIT	80	48	67%
as % of revenues	6.9%	4.7%
Cash flow from operating activities	17	4

Both base and large orders increased significantly in the firest quarter compared to the same quarter a year earlier. The substations and network management businesses led the growth as electrical utilities continued to invest in infrastructure upgrades. Orders were up strongly in Europe, the Americas and in Asia, especially India. Orders also grew at a high single-digit pace in the Middle East and Africa.

Revenue growth in the quarter reflected primarily the timing of project execution from the order backlog. EBIT and EBIT margin increased on higher revenues combined with improved project selection and execution and increased capacity utilization.

Automation Products division	Q1 07	Q1 06	Change
$ millions unless otherwise indicated			US$	Local
Orders	2,411	1,944	24%	16%
Order backlog (end March)	3,006	1,862	61%	51%
Revenues	1,898	1,530	24%	16%
EBIT	309	221	40%
as % of revenues	16.3%	14.4%
Cash flow from operating activities	97	131

Industrial markets continued to develop favorably in the first quarter, leading to a further increase in demand. Orders were higher in all businesses and regions. Among the larger orders booked in the quarter were traction converters and motors for rail customers, medium-voltage drives for a metals customer and high-power rectifiers for a smelter project in India.

Higher revenues followed the good order development during the quarter as well as benefiting from the strong order backlog. Revenue growth and continued high capacity utilization led to a further increase in EBIT and EBIT margin.

Process Automation division	Q1 07	Q1 06	Change
$ millions unless otherwise indicated			US$	Local
Orders	1,741	1,659	5%	(1)%
Order backlog (end March)	4,348	3,118	39%	31%
Revenues	1,383	1,235	12%	6%
EBIT	139	118	18%
as % of revenues	10.1%	9.6%
Cash flow from operating activities	83	4

A decrease in large orders in the first quarter compared to the same quarter in 2006 was offset by a 13-percent increase in base orders (7 percent in local currencies). Orders increased in the metals sector — especially in the steel industry — and in marine. Demand from these two sectors was mainly driven by Asia. Orders from the oil and gas sector were lower, primarily reflecting the timing of project awards.

Revenue growth in the first quarter principally reflected progress made on the execution of systems orders and higher product sales during the quarter. Higher revenues and continued solid project execution contributed to the higher EBIT and EBIT margin.

Robotics division	Q1 07	Q1 06	Change
$ millions unless otherwise indicated			US$	Local
Orders	378	326	16%	9%
Order backlog (end March)	516	496	4%	(2)%
Revenues	305	333	(8)%	(13)%
EBIT	15	1	—
as % of revenues	4.9%	0.3%
Cash flow from (used in) operating activities	43	(67)

Orders rose in the quarter as higher demand from general industry, such as packaging, consumer electronics and food processing, more than offset continued weakness in the automotive sector.

Revenues declined in the first quarter as a result of the weak order backlog. However, both EBIT and EBIT margin improved. This was a reflection of costs incurred in the first quarter of last year to improve the division’s operational performance, the non-recurrence of costs related to a project, and the first positive results from the operational improvement initiatives. Increased revenues from general industry also contributed to the higher EBIT and EBIT margin.

Non-core activities

Following the reclassification of ABB Lummus Global to discontinued operations, Non-core activities now principally comprises ABB’s Equity Ventures investment portfolio and the Group’s corporate real estate activities. In the first quarter of 2007, Non-core activities generated EBIT of $35 million.

In February 2007, ABB announced the sale of its Equity Ventures investments in the Jorf Lasfar (Morocco) and Neyveli (India) power plants. That transaction is expected to close during the second quarter of 2007.

Outlook

The business environment for ABB during the remainder of 2007 is expected to remain in line with the positive market situation seen in 2006 and the first quarter of this year. Demand for power transmission and distribution infrastructure is expected to continue on a high level in all regions. Equipment replacement and improved network efficiency and reliability are forecast to be the drivers of higher demand in Europe and North America.

Automation-related industrial investments are expected to continue in most sectors. Overall, automation-related demand growth is expected to be strongest in Asia and the Americas in 2007, with more modest growth in Europe.

In addition, ABB is well-positioned to benefit from increasing investments to mitigate climate change with energy-efficient products and systems.

Order growth is expected to continue on a high level but to moderate somewhat over the remainder of 2007, compared to the extraordinarily high order growth rates experienced in 2006.

More information

The 2007 Q1 results press release and presentation slides are available from April 26, 2007, on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference today starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 20 7107 0611. From Sweden, +46 8 5069 2105, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 72 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 (1) 866 416 2558 (U.S./Canada). The code is 295, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (9:00 a.m. EDT). Callers should dial +1 412 858 4600 (from the U.S./Canada) or +41 91 610 56 00 (Europe and the rest of the world). Callers are requested to phone in 15 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for two weeks. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 683, followed by the # key.

Investor calendar 2007
ABB Ltd Annual General Meeting	May 3, 2007
Q2 2007 results	July 26, 2007
Q3 2007 results	Oct. 25, 2007

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 109,000 people.

Zurich, April 26, 2007

Fred Kindle, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements including the section entitled “Outlook,” as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations and costs associated with compliance activities, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:
Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	Sweden: Tel. +46 21 325 719	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
Fax: +41 43 317 7958	investor.relations@ch.abb.com
media.relations@ch.abb.com

ABB first-quarter (Q1) 2007 key figures

$ millions unless otherwise indicated		Q1 07	Q1 06(1)	Change
				US$	Local
Orders	Group	8,639	6,859	26%	20%
	Power Products	3,257	2,310	41%	35%
	Power Systems	1,797	1,306	38%	30%
	Automation Products	2,411	1,944	24%	16%
	Process Automation	1,741	1,659	5%	(1%)
	Robotics	378	326	16%	9%
	Non-core activities	101	93	9%	1%
	Corporate (Inter-division eliminations)	(1,046)	(779)
Revenues	Group	6,215	5,139	21%	15%
	Power Products	2,060	1,463	41%	35%
	Power Systems	1,154	1,012	14%	8%
	Automation Products	1,898	1,530	24%	16%
	Process Automation	1,383	1,235	12%	6%
	Robotics	305	333	(8%)	(13%)
	Non-core activities	98	95	3%	(5%)
	Corporate (Inter-division eliminations)	(683)	(529)
EBIT	Group	822	492	67%
	Power Products	317	173	83%
	Power Systems	80	48	67%
	Automation Products	309	221	40%
	Process Automation	139	118	18%
	Robotics	15	1	—
	Non-core activities	35	12	192%
	Corporate	(73)	(81)
EBIT margin (%)	Group	13.2%	9.6%
	Power Products	15.4%	11.8%
	Power Systems	6.9%	4.7%
	Automation Products	16.3%	14.4%
	Process Automation	10.1%	9.6%
	Robotics	4.9%	0.3%

(1)             Adjusted to reflect the reclassification of activities to discontinued operations

ABB Q1 2007 orders received and revenues by region

$ millions	Orders received		Change		Revenues		Change
	Q1 07	Q1 06(1)	US$	Local	Q1 07	Q1 06(1)	US$	Local
Europe	4,004	3,053	31%	20%	2,926	2,283	28%	17%
Americas	1,565	1,256	25%	24%	1,133	1,052	8%	8%
Asia	2,143	1,751	22%	18%	1,501	1,321	14%	8%
Middle East and Africa	927	799	16%	14%	655	483	36%	34%
Group total	8,639	6,859	26%	20%	6,215	5,139	21%	15%

(1)             Adjusted to reflect the reclassification of activities to discontinued operations

Appendix I

ABB Lummus Global Q1 2007 key figures

	Q1 07	Q1 06	Change
$ millions unless otherwise indicated			US$	Local
Orders	155	153	(1%)	(3%)
Revenues	237	208	14%	6%
EBIT	8	22	(64%)
as % of revenues	3.4%	10.6%

ABB Lummus Global’s EBIT in the first quarter of 2007 includes charges to cover anticipated costs associated with the closing of a large project.

Appendix II

Accounting pronouncements

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). Among other things, FIN 48 requires applying a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50 percent likely of being realized upon ultimate settlement. This new guidance has been effective for the Company since January 1, 2007.

For the Company, the adoption of FIN 48 led to the reclassification of certain income tax-related liabilities in the Consolidated Balance Sheet. Among others, the reclassification resulted in a decrease of approx. $340 million in the opening of deferred taxes—non-current liabilities, a decrease of approx. $100 million in the opening of provisions and other—current liabilities, a decrease of approx. $30 million in the opening of accrued expenses—current liabilities and an increase of approx. $470 million in the opening of other liabilities—non-current liabilities. The adjustment to opening retained earnings was immaterial. As required by FIN 48, prior periods will not be restated.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 provides a single definition for fair value that is to be applied consistently for all accounting applications, and also generally describes and prioritizes according to reliability the methods and inputs used in valuations. SFAS 157 will be effective for the Company on January 1, 2008. The Company is currently evaluating and assessing the impact of adopting SFAS 157 on its Consolidated Financial Statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, e.g. for certain firm commitments. SFAS 159 will be adopted by the Company earliest on January 1, 2008. The Company is currently evaluating and assessing the impact of adopting SFAS 159 on its Consolidated Financial Statements.

Local currencies

The results of operations and financial position of many of ABB’s non-U.S. subsidiaries are recorded in the currencies of the countries in which those subsidiaries reside. The company refers to these as “local currencies.” However, ABB reports its operational and financial results in U.S. dollars. Differences in our results in local currencies as compared to U.S. dollars are caused exclusively by changes in currency exchange rates.

Appendix III

Reconciliation of financial measures Q1 2007	Q1 07	Q1 06 (1)
$ millions unless otherwise indicated
EBIT margin:
Earnings before interest and taxes	822	492
Total revenues	6,215	5,139
EBIT margin	13.2%	9.6%

Net margin:
Net income	537	204
Total revenues	6,215	5,139
Net margin	8.6%	4.0%

(1)             Adjusted to reflect the reclassification of activities to discontinued operations

EBIT margin and net margin are calculated by dividing EBIT and net income, respectively, by total revenues. Management believes EBIT margin and net margin are useful measures of profitability and uses them as performance targets.

	Mar. 31, 2007	Dec. 31, 2006 (1)
Net cash:
Cash and equivalents	4,366	4,211
Marketable securities and short-term investments	685	528
Cash and marketable securities	5,051	4,739
Short-term debt and current maturities of long-term debt	341	122
Long-term debt	2,371	3,160
Total debt	2,712	3,282
Net cash	2,339	1,457

Gearing:
Total debt	2,712	3,282
Total stockholders’ equity	7,231	6,038
Minority interest	484	451
Gearing	26%	34%

(1)             Adjusted to reflect the reclassification of activities to discontinued operations

Net cash is a financial measure that is calculated as the total of our cash and equivalents, marketable securities and short-term investments minus our total debt.

Gearing is a financial measure that is calculated as our total debt divided by the sum of total debt and total stockholders’ equity, including minority interest. Total debt used to calculate net cash and gearing equals long-term debt plus short-term debt and current maturities of long-term debt. Management believes net cash and gearing are helpful in analyzing leverage and it considers both measures in evaluating possible financing transactions.

ABB Ltd Consolidated Income Statements

$ millions, except per share data (unaudited)	Jan.-Mar. 2007	Jan.-Mar. 2006 (1)
Sales of products	5,284	4,273
Sales of services	931	866
Total revenues	6,215	5,139

Cost of products	(3,680)	(3,104)
Cost of services	(615)	(594)
Total cost of sales	(4,295)	(3,698)
Gross profit	1,920	1,441
Selling, general & administrative expenses	(1,140)	(966)
Other income (expense) net	42	17
Earnings before interest and taxes	822	492
Interest and dividend income	50	34
Interest and other finance expense	(75)	(75)
Income from continuing operations before taxes and minority interest	797	451
Provision for taxes	(224)	(153)
Minority interest	(40)	(31)
Income from continuing operations	533	267
Income (loss) from discontinued operations, net of tax	4	(63)
Net income	537	204

Basic earnings (loss) per share
Income from continuing operations	0.24	0.13
Income (loss) from discontinued operations, net of tax	0.01	(0.03)
Net income	0.25	0.10
Average basic shares (in millions)	2,190	2,035

Diluted earnings (loss) per share
Income from continuing operations	0.23	0.13
Income (loss) from discontinued operations, net of tax	0.01	(0.03)
Net income	0.24	0.10
Average diluted shares (in millions)	2,304	2,152

(1)             Adjusted to reflect the reclassification of activities to discontinued operations

ABB Ltd Consolidated Balance Sheets

$ millions, except share data (unaudited)	Mar. 31, 2007	Dec. 31, 2006(1)

Cash and equivalents	4,366	4,211
Marketable securities & short-term investments	685	528
Receivables, net	6,847	6,592
Inventories, net	4,339	3,850
Prepaid expenses	277	248
Deferred taxes	598	572
Other current assets	207	237
Assets held for sale and in discontinued operations	1,316	1,305
Total current assets	18,635	17,543

Financing receivables	540	539
Property, plant and equipment, net	2,818	2,803
Goodwill	2,388	2,369
Other intangible assets, net	272	286
Prepaid pension and other employee benefits	372	373
Investments in equity method companies	552	545
Deferred taxes	521	509
Other non-current assets	153	175
Total assets	26,251	25,142

Accounts payable, trade	3,894	3,692
Accounts payable, other	1,143	1,173
Short-term debt and current maturities of long-term debt	341	122
Advances from customers	1,721	1,493
Deferred taxes	227	226
Asbestos obligations	150	150
Provision and other	2,779	2,880
Accrued expenses	1,451	1,517
Liabilities held for sale and in discontinued operations	1,271	1,232
Total current liabilities	12,977	12,485

Long-term debt	2,371	3,160
Pension and other employee benefits	804	809
Deferred taxes	491	763
Asbestos obligations	262	282
Other liabilities	1,631	1,154
Total liabilities	18,536	18,653

Minority interest	484	451
Stockholders’ equity:
Capital stock and additional paid-in capital	5,172	4,514
Retained earnings	4,184	3,647
Accumulated other compreshensive loss	(2,022)	(2,019)
Less: Treasury stock, at cost (8,750,738 and 8,782,721 shares at March 31, 2007 and December 31, 2006)	(103)	(104)
Total stockholders’ equity	7,231	6,038
Total liabilities and stockholders’ equity	26,251	25,142

(1)             Adjusted to reflect the reclassification of activities to discontinued operations

ABB Ltd Consolidated Statements of Cash Flows

$ millions (unaudited)	Jan.-Mar. 2007	Jan.-Mar. 2006
Operating activities
Net income	$537	$204
Adiustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	147	135
Provisions	(5)	138
Pension and postretirement benefits	(7)	2
Deferred taxes	41	48
Net gain from sale of property, plant and equipment	(13)	(9)
Income from equity accounted companies	(29)	(24)
Minority interest	40	31
Loss on sale of discontinued operations	—	—
Other	49	(4)
Changes in operating assets and liabilities:
Marketable securities (trading)	—	—
Trade receivables	106	(75)
Inventories	(469)	(368)
Trade payables	143	135
Advances from customers	112	85
Other assets and liabilities, net	(349)	(259)
Net cash provided by operating activities	303	39
Investing Activities
Changes in financing receivables	3	7
Purchases of marketable securities and short-term investments (other than trading)	(2,037)	(1,243)
Purchases of property, plant and equipment and intangible assets	(124)	(89)
Acquisition of businesses (net of cash acquired)	(26)	—
Proceeds from sales of marketable securities and short-term investments (other than trading)	1,898	1,028
Proceeds from sales of property, plant and equipment	19	14
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	112	13
Net cash used in investing activities	(155)	(270)
Financing Activities
Net changes in borrowings with maturities of 90 days or less	25	23
Increases in borrowings	49	17
Repayment of borrowings	(26)	(38)
Other	(34)	23
Net cash provided by financing activities	14	25
Effects of exchange rate changes on cash and equivalents	2	46
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	(9)	4

Net change in cash and equivalents—continuing operations	155	(156)
Cash and equivalents begining of period	4,211	3,152
Cash and equivalents end of period	4,366	2,996
Supplementary disclosure of cash flow information
Interest paid	59	68
Taxes paid	158	129
Common stock issued in exchange for long term debt and related accrued interest	660	—

ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity

			Accumulated other comprehensive loss
$ millions (unaudited)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for- sale securities	Minimum pension liability adjustment	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total stockholders’ equity
Balance at January 1, 2007	$4,514	$3,647	$(1,462)	$(2)	$(629)	$74	$(2,019)	$(104)	$6,038
Comprehensive income:									537
Net income		537
Foreign currency translation adjustments			38				38		38
Effect of change in fair value of available-for-sale securities, net of tax				2			2		2
Minimum pension liability adjustments, net of tax					(3)		(3)		(3)

Change in derivatives qualifying as cash flow hedges, net of tax						(40)	(40)		(40)
Total comprehensive income									534
Employee incentive plans	5								5
Treasury share transactions	(1)							1	—
Convertible bonds	654								654
Balance at March 31, 2007	$5,172	$4,184	$(1,424)	—	$(632)	$34	$(2,022)	$(103)	$7,231

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants, warrant appreciation rights and convertible bonds, in the following amounts:

Name	Date	Description	Purchased	Sold	Price
Bernhard Jucker	February 16, 2007	Shares	10,600		CHF 22.65
Gary Steel	February 16, 2007	Warrants		1,000,000	CHF 3.02
Gary Steel	February 16, 2007	Shares		40,000	CHF 22.20
Dinesh Paliwal	February 16, 2007	Shares	12,000		USD 18.07
Ulrich Spiesshofer	February 16, 2007	Shares	8,000		CHF 22.40
Peter Leupp	February 19, 2007	Convertible Bonds		20	Denomination CHF 5,000
Dinesh Paliwal	February 22, 2007	Warrant Appreciation Rights		1,000,000	CHF 3.01
Diane de Saint Victor	March 13, 2007	Shares	20,000		CHF 20.75
Veli-Matti Reinikkala	March 13, 2007	Shares	5,000		USD 16.84
Veli-Matti Reinikkala	March 14, 2007	Shares	5,000		USD 16.36
Fred Kindle	March 22, 2007	Shares	Grant/31,983		CHF 20.95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 27, 2007	By:	/s/ FRANCOIS CHAMPAGNE
	Name:	Francois Champagne
	Title:	Group Vice President and Senior Counsel

	By:	/s/ RICHARD A. BROWN
	Name:	Richard A. Brown
	Title:	Group Vice President and Assistant General Counsel